VIA EDGAR
May 14, 2009
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3720
Washington, DC 20549

RE:	Response of Constant Contact, Inc. (File No. 001-33707) to Securities and Exchange Commission review letter dated April 16, 2009
Dear Mr. Spirgel:
In response to your letter dated April 16, 2009 regarding the Annual Report on Form 10-K for the year ended December 31, 2008 of Constant Contact, Inc. (referred to in the responses below as “Constant Contact” or the “Company”), we offer the following responses:
COMMENT 1:
Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32
In future filings, please consider including an “Overview” section that provides a balanced, executive-level discussion identifying, on a past and prospective basis, the most important themes or other significant matters with which management is concerned primarily in evaluating the company’s financial condition and operating results. A good introduction or overview would:
a.	include economic or industry-wide factors relevant to the company and serve to inform the reader about how the company earns revenues and income and generates cash without merely duplicating disclosure in the Description of Business section; and

b.	provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks.
RESPONSE:
The Company has complied with the staff’s comment by adding appropriate additional disclosure in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which was filed with
Constant Contact, Inc. | 1601 Trapelo Road, Waltham, MA 02451 USA | 1-781-472-8100

Letter to Mr. Larry Spirgel
May 14, 2009

the Securities and Exchange Commission on May 8, 2009, and will make similar disclosure in future filings.
COMMENT 2:
Exhibits 31.1 & 31.2
We note that the certifications required by Exchange Act Rule 13a-14(a) do not contain the language "(the registrant’s fourth fiscal quarter in the case of an annual report)” in paragraph 4(d). In future filings, revise the certifications to include this language in paragraph 4(d). In addition, do not change articles, pronouns, and punctuation in the certifications. Exchange Act Rule 13a-14(a) requires that the certifications be in the exact form as in the applicable disclosure standard.
RESPONSE:
The Company has complied with the staff’s comment in the certifications it filed as exhibits 31.1 and 31.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, which was filed with the Securities and Exchange Commission on May 8, 2009, and will comply with the staff’s comment in future filings.
* * *
In connection with this letter, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of disclosure in the filings it makes with the Securities and Exchange Commission, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to Company filings, and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions, please do not hesitate to contact Robert P. Nault, Constant Contact’s General Counsel, at 781-370-8634, Steven R. Wasserman, Constant Contact’s Chief Financial Officer, at 781-472-6232, or me at 781-472-8150.
Thank you for your attention to this matter.
Very truly yours,
/s/ Gail F. Goodman
Gail F. Goodman
President and Chief Executive Officer

cc:	Reid Hooper, Staff Attorney